Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934

Watford Holdings Ltd.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G94787101
(CUSIP Number)

Arch Capital Group Ltd. Waterloo House, Ground Floor 100 Pitts Bay Road, Pembroke HM 08 Bermuda Attention: Louis Petrillo Telephone: 441 278-9250
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2021
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G94787101
(1) Names of reporting persons Arch Capital Group Ltd.
(2) Check the appropriate box if a member of a group	(a) ☒
(see instructions)	(b) ☐
(3) SEC use only
(4) Source of funds (see instructions) AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power 2,039,200
(8) Shared voting power 0
(9) Sole dispositive power 2,039,200
(10) Shared dispositive power 0
(11) Aggregate amount beneficially owned by each reporting person 2,039,200
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13) Percent of class represented by amount in Row (11) 10.3%
(14) Type of reporting person (see instructions) CO

*Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, filed on November 10, 2020.

CUSIP No. G94787101
(1) Names of reporting persons Arch Reinsurance Ltd.
(2) Check the appropriate box if a member of a group	(a) ☒
(see instructions)	(b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power 2,039,200
(8) Shared voting power 0
(9) Sole dispositive power 2,039,200
(10) Shared dispositive power 0
(11) Aggregate amount beneficially owned by each reporting person 2,039,200
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13) Percent of class represented by amount in Row (11) 10.3%*
(14) Type of reporting person (see instructions) CO

*Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, filed on November 10, 2020.

CUSIP No. G94787101
(1) Names of reporting persons Gulf Reinsurance Limited
(2) Check the appropriate box if a member of a group	(a) ☒
(see instructions)	(b) ☐
(3) SEC use only
(4) Source of funds (see instructions) Not applicable
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization Dubai, United Arab Emirates
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power 0
(8) Shared voting power 0
(9) Sole dispositive power 0
(10) Shared dispositive power 0
(11) Aggregate amount beneficially owned by each reporting person None
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13) Percent of class represented by amount in Row (11) Not applicable
(14) Type of reporting person (see instructions) CO

CUSIP No. G94787101
(1) Names of reporting persons Greysbridge Holdings Ltd.
(2) Check the appropriate box if a member of a group	(a) ☒
(see instructions)	(b) ☐
(3) SEC use only
(4) Source of funds (see instructions) OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power 0
(8) Shared voting power 0
(9) Sole dispositive power 0
(10) Shared dispositive power 0
(11) Aggregate amount beneficially owned by each reporting person None
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13) Percent of class represented by amount in Row (11) Not applicable
(14) Type of reporting person (see instructions) CO

CUSIP No. G94787101
(1) Names of reporting persons Greysbridge Ltd.
(2) Check the appropriate box if a member of a group	(a) ☒
(see instructions)	(b) ☐
(3) SEC use only
(4) Source of funds (see instructions) Not applicable
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power 0
(8) Shared voting power 0
(9) Sole dispositive power 0
(10) Shared dispositive power 0
(11) Aggregate amount beneficially owned by each reporting person None
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13) Percent of class represented by amount in Row (11) Not applicable
(14) Type of reporting person (see instructions) CO

Item 1. Security and Issuer.
This statement relates to the common shares, $0.01 par value per share (“common shares”), of Watford Holdings Ltd., Bermuda company limited by shares (the “Issuer”). The address of the principal executive offices of the Issuer is Waterloo House, 1st Floor, 100 Pitts Bay Road, Pembroke HM 08, Bermuda.
Arch Capital Group Ltd. a Bermuda company limited by shares (“Arch”), and Arch Reinsurance Ltd., a Bermuda company limited by shares and a direct wholly-owned subsidiary of Arch (“Arch Re Bermuda”), filed Schedule 13G with the Securities and Exchange Commission (the “SEC”) on February 13, 2020, pursuant to Rule 13d-1(d) (as amended by Schedule 13G/A, Amendment No. 1, filed with the SEC on February 16, 2021, “Schedule 13G/A”), to report their beneficial ownership of shares of common stock of the Issuer. This Schedule 13D (“Schedule 13D”) is being filed to update and supplement information set forth in the Schedule 13G/A.
Item 2. Identity and Background.
(a) This statement is filed jointly by Arch, Arch Re Bermuda, Gulf Reinsurance Limited (“Gulf Re”), Greysbridge Holdings Ltd. and Greysbridge Ltd. (the “Reporting Persons” and each a “Reporting Person”) with respect to the common shares of the Issuer directly owned Arch Re Bermuda. Gulf Re, Greysbridge Holdings Ltd.
and Greysbridge Ltd. are wholly owned subsidiaries of Arch.

The directors and executive officers of Arch are:

–John M. Pasquesi, Director and Chairman of the Board. Mr. Pasquesi is the Managing Member of Otter Capital LLC, a private equity investment firm.
–John L. Bunce, Jr., Director. Mr. Bunce is Managing Director and Founder of Greyhawk Capital Management, LLC and Managing Director and Founder of Steel Box, LLC.
–Eric W. Doppstadt, Director. Mr. Doppstadt serves as Vice President and Chief Investment Officer of the Ford Foundation.
–Laurie S. Goodman, Director. Ms. Goodman is the Vice President at the Urban Institute and Founder and Co-Director of its Housing Finance Policy Center.
–Marc Grandisson, Director; Chief Executive Officer of Arch.
–Moira Kilcoyne, Director. Ms. Kilcoyne is the owner of MAK Management Consulting.
–Louis J. Paglia, Director. Mr. Paglia is the founding member of Oakstone Capital LLC, a private investment firm.
–Brian S. Posner, Director. Mr. Posner is a private investor and President of Point Rider Group LLC, a consulting and advisory services firm.
–Eugene S. Sunshine, Director
–John D. Vollaro, Director; Senior Advisor of Arch
–Thomas R. Watjen, Director
–François Morin, Executive Vice President, Chief Financial Officer and Treasurer of Arch
–Nicolas Papadopoulo, President and Chief Underwriting Officer of Arch
–Maamoun Rajeh, Chairman and Chief Executive Officer of Arch Worldwide Reinsurance Group
–David E. Gansberg, Chief Executive Officer, Global Mortgage Group
–W. Preston Hutchings, Senior Vice President and Chief Investment Officer of Arch and President of Arch Investment Management Ltd.
–Louis T. Petrillo, President and General Counsel of Arch Capital Services LLC

The directors and executive officers of Arch Re Bermuda are:

–Matthew Dragonetti, President and Head of Property for Arch Re Bermuda
–Jerome Halgan, Director; Chief Executive Officer of Arch Re Bermuda
–Pierre Jal, Director; Global Chief Underwriting Officer for Arch Re Bermuda
–Maamoun Rajeh, Director; Chairman
–Roderick Romeo, Chief Financial Officer for Arch Re Bermuda.

The directors and executive officers of Gulf Re are:

–Mutlaq Alhusyyan, Director. Mr Alhusyyan is VP Principal Investment Division at Gulf Investment Corporation
–Talal Al Tawari, Director. Mr. Al Tawari is Group Head of Global Markets at Gulf Investment Corporation.
–W. Preston Hutchings, Director
–Ian Macdonald, Director. Mr. Macdonald is underwriter Direct and Facultative Property for Arch Re Bermuda.
–Roderick Romeo, Director
–Shankar Majrekar, Senior Executive Officer of Gulf Re
–Rizwana Fairoze, Finance Officer of Gulf Re

The sole director of each of Greysbridge Holdings Ltd. and Greysbridge Ltd. is Pierre Jal.

(b) The address of the principal office of Arch, Arch Re Bermuda, Greysbridge Holdings Ltd. and Greysbridge Ltd., and the business address of each director and executive officer of the foregoing, is Waterloo House, Ground Floor, 100 Pitts Bay Road, Pembroke HM 08, Bermuda. The address of the principal office of Gulf Re, and the business address of each director and executive officer of Gulf Re, is c/o Currency Tower, Level 6, Dubai International Financial Center, Dubai, United Arab Emirates.
(c) Arch provides insurance, reinsurance and mortgage insurance on a worldwide basis through its wholly-owned subsidiaries, including Arch Re Bermuda and Gulf Re. Greysbridge Holdings Ltd. and Greysbridge Ltd. are newly-formed, wholly owned subsidiaries of Arch organized by Arch for the purpose of facilitating the merger transaction described in Item 3 below.
(d) During the last five years, no Reporting Person, and no executive officer or director of a Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, no Reporting Person, and no executive officer or director of a Reporting Person, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Except as otherwise specified below, each director and executive officer of the Reporting Persons is a citizen of the United States of America.
–Mr. Grandisson is a citizen of Canada
–Mr. Morin is a citizen of Canada
–Mr. Papadopoulo is a citizen of France
–Mr. Hutchings is a citizen of Bermuda
–Mr. Romeo is a citizen of Bermuda
–Mr. Alhusyyan is a citizen of Kuwait
–Mr. Al Tawari is a citizen of Kuwait
–Mr. Macdonald is a citizen of the United Kingdom
–Mr. Majrekar is a citizen of the United Kingdom
–Ms. Fairoze is a citizen of Sri Lanka

Item 3. Source and Amount of Funds or Other Consideration.
In March 2014, in connection with the formation of the Issuer, Arch Re Bermuda purchased 2,500,000 common shares of the Issuer and Gulf Re purchased 600,000 preference shares of the Issuer (of which, 458,015 preference shares were redeemed by the Issuer in August 2019 pursuant to a pro rata redemption of the outstanding preference shares). Pursuant to an Agreement and Plan of Merger dated as of October 9, 2020 (as amended by Amendment No. 1, dated November 2, 2020, the “Merger Agreement”) by and among Arch, the Issuer and Greysbridge Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Arch, Arch agreed to acquire all of the common shares of the Issuer not already owned by Arch Re Bermuda at a cash purchase price of $35.00 per common share. In connection with the transactions contemplated by the Merger Agreement, the Issuer, Arch Re Bermuda and Gulf Re have entered into a Voting and Support Agreement dated October 9, 2020, pursuant to which, among other things, each of Arch Re Bermuda and Gulf Re agreed to vote the common shares held by it in favor of the merger. On November 2, 2020, pursuant to an assignment and assumption agreement between Arch and Greysbridge Holdings Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Arch (“Holdco”), Arch assigned its rights under the Merger Agreement to Holdco.
On February 16, 2021, (i) Arch Re Bermuda sold 230,400 common shares in the aggregate to Kelso Investment Associates X, L.P. (“KIA”), KEP X, LLC and KSN Fund X, L.P. (together, the “Kelso Funds”) pursuant to a purchase agreement among the Kelso Funds and Arch Re Bermuda and (ii) Arch Re Bermuda sold 230,400 common shares to WP Windstar Investments Ltd. (“WP Windstar”) pursuant to a purchase agreement between WP Windstar and Arch Re Bermuda. The foregoing sales are referred to herein as the “Co-Investor Transfers”. In connection with the Co-Investor Transfers, (i) the Kelso Funds entered into a Voting and Support Agreement with the Issuer pursuant to which, among other things, each of the Kelso Funds agreed to vote the common shares held by it in favor of the merger, and (ii) WP Windstar entered into Voting and Support Agreement with the Issuer pursuant to which, among other things, WP Windstar agreed to vote the common shares held by it in favor of the merger.
To enable Holdco to fund payment of the cash merger consideration, Holdco has obtained equity commitments as follows: (i) pursuant to an equity commitment letter among Holdco and the Kelso Funds, the Kelso Funds have committed to make an aggregate cash contribution of up to $201,936,000 and to contribute to Holdco the 230,400 common shares of the Issuer owned by the Kelso Funds, (ii) pursuant to an equity commitment letter among Holdco, certain funds managed by Warburg Pincus LLC (“Warburg Pincus”) and WP Windstar, such funds have committed to make an aggregate cash contribution of up $201,936,000 and WP Windstar has committed to contribute to Holdco the 230,400 common shares of the Issuer owned by WP Windstar, and (iii) pursuant to an equity commitment letter between Holdco and Arch Re Bermuda, Arch Re Bermuda has committed to make a cash contribution of up to $208,628,000 and to contribute to Holdco the 2,039,200 common shares of the Issuer owned by Arch Re Bermuda (collectively, the “Equity Financing”). The source of funds for Holdco’s payment of the cash merger consideration will be the Equity Financing. The source of funds for Arch Re Bermuda’s cash commitment in respect of the Equity Financing will be working capital. Upon consummation of the Equity Financing, Arch Re Bermuda will own 40% of Holdco, the Kelso Funds will own 30% of Holdco, and funds managed by Warburg Pincus will own 30% of Holdco. Upon consummation of the merger pursuant to the Merger Agreement, Holdco will be the sole shareholder of the Issuer.
In connection with the foregoing, (i) Holdco, Arch Re Bermuda, KIA and WP Windstar have entered into an interim investors agreement pursuant to which such parties have agreed, in relevant part, to vote all shares of any voting securities of the Issuer owned by them in favor of the merger, not to transfer any equity interests of the Issuer that each party holds directly or indirectly without the other parties’ consent and to share certain expenses incurred in connection with the merger, and (ii) Arch, Kelso and Warburg Pincus have entered into a participant agreement pursuant to which such parties have agreed to share certain expenses incurred in connection with the merger.
Item 4. Purpose of Transaction.
The purpose of the merger is to enable Holdco to acquire all of the common shares of Watford so that Holdco can operate Watford as a privately held company while retaining access to Watford’s underwriting platform and its licenses in Bermuda, the United States and Europe. The purpose of the Co-Investor Transfers is to enable the common shares transferred to be voted by the transferees in favor of the merger.
Other than as described in Item 3 above (which information is incorporated herein by reference) and below, the Reporting Persons do not have any plans or proposals that relate to or would result in: (a) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any material change in the present dividend rate or policy, or indebtedness or capitalization of Watford; (d) any change in the present board of directors or management of the Issuer, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board; (e) any other material change in the Issuer’s corporate structure or business or changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (f) any class of equity securities of the Issuer to be delisted from a national securities exchange; or (g) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act.
–Dividend rate or policy, or indebtedness or capitalization. After the merger, the Issuer’s dividend policy with respect to its common shares will be determined by the board of the surviving company and the surviving company’s sole shareholder which will be Holdco. Holders of the Issuer’s preference shares will be entitled to the same dividend and other relative rights, preferences, limitations and restrictions after the merger as are applied to the preference shares prior to the merger.

–Board of directors; management. At the effective time of the merger, the director(s) of Greysbridge Ltd. immediately prior to the effective time will become the initial director(s) of the surviving company.

–Delisting and deregistration of the Issuer’s equity securities. After the merger, the Reporting Persons expect that the Issuer’s common shares will be delisted from the Nasdaq Global Select Market, and the registration of the common shares under the Exchange Act will be terminated pursuant to Section 12(g)(4) of the Exchange Act. The Issuer’s preference shares will remain outstanding and, so long as the preference shares remain outstanding, the Issuer will remain obligated to file reports under the Exchange Act. If the Issuer’s outstanding preference shares are redeemed, the Reporting Persons expect that the Issuer’s preference shares thereafter would be delisted from the Nasdaq Global Select Market, and registration of the preference shares under the Exchange Act would be terminated pursuant to Section 12(g)(4) of the Exchange Act.
Item 5. Interest in Securities of the Issuer.
(a) As of the date hereof, each of Arch and Arch Re Bermuda beneficially owns 2,039,200 common shares, or 10.3%, of the outstanding common shares of the Issuer. Each of Gulf Re, Holdco and Greysbridge Ltd. disclaims beneficial ownership of all of the securities of the Issuer owned of record, or deemed beneficially owned by Arch and Arch Re Bermuda, and inclusion of Gulf Re, Holdco and Greysbridge Ltd. in this report shall not be deemed an admission of beneficial ownership by Gulf Re, Holdco and Greysbridge Ltd. of all the reported securities for any purpose.

The following table sets forth beneficial ownership of common shares of the Issuer as of January 29, 2021 by each director and executive officer of the Reporting Persons who owns such shares. Each of the Reporting Persons disclaims beneficial ownership of all of the securities of the Issuer owned of record, or deemed beneficially owned by owned by its directors and executive officers, and inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for any purpose.

Name of beneficial owner	Number of common shares	Percentage of outstanding common shares
David E. Gansberg(1)	6,250	*
François Morin(2)	6,250	*
Nicolas Papadopoulo	108,000	*
John M. Pasquesi(3)	125,000	*
Brian S. Posner	6,250	*
Maamoun Rajeh	52,500	*
W. Preston Hutchings	6,250	*

*Denotes beneficial ownership of less than 1%.
(1) The shares are beneficially owned by Mr. Gansberg and his spouse.
(2) The shares are beneficially owned by Mr. Morin and his spouse.
(3) 50,631 of such shares are owned directly by Mr. Pasquesi and the balance are held in trusts for the benefit of Mr. Pasquesi’s family.

The following table sets forth the beneficial ownership of common shares of the Issuer as of the date hereof by persons that may, together with the Reporting Persons, be deemed to comprise a group within the meaning of section 13(d)(3) of the Act. Each of the Reporting Persons disclaims beneficial ownership of all of the securities of the Issuer owned of record, or deemed beneficially owned by such persons, and inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for any purpose.

Name of beneficial owner	Number of common shares	Percentage of outstanding common shares (1)
Kelso GP X, L.P. (1)	207,941	1.1%
Kelso GP X, LLC (1)	207,941	1.1%
Kelso Investment Associates X, L.P.	204,153	1.0%
KEP X, LLC	22,459	*
KSN Fund X, L.P.	3,788	*
WP Windstar Investments Ltd.	230,400	1.2%
Warburg Pincus (Callisto) Global Growth (Cayman), L.P. (2)	38,453	*
Warburg Pincus (Europa) Global Growth (Cayman), L.P. (2)	37,256	*
Warburg Pincus Global Growth-B (Cayman), L.P. (2)	26,989	*
Warburg Pincus Global Growth-E (Cayman), L.P. (2)	23,040	*
Warburg Pincus Global Growth Partners (Cayman), L.P. (2)	9,204	*
WP Global Growth Partners (Cayman), L.P. (2)	3,298	*
Warburg Pincus Financial Sector (Cayman), L.P. (2)	82,186	*
Warburg Pincus Financial Sector-D (Cayman), L.P. (2)	2,396	*
Warburg Pincus Financial Sector Partners (Cayman), L.P. (2)	7,578	*
Warburg Pincus (Cayman) Global Growth GP, L.P. (2)	138,240	*
Warburg Pincus (Cayman) Global Growth GP LLC (2)	138,240	*
Warburg Pincus (Cayman) Financial Sector GP, L.P. (2)	92,160	*
Warburg Pincus (Cayman) Financial Sector GP LLC (2)	92,160	*
Warburg Pincus Partners II (Cayman), L.P. (2)	230,400	1.2%
Warburg Pincus (Bermuda) Private Equity GP Ltd. (2)	230,400	1.2%
Warburg Pincus LLC (2)	230,400	1.2%
    *Denotes beneficial ownership of less than 1%.

(1) Kelso GP X, L.P. (“Kelso LP”) and Kelso GP X, LLC (“Kelso GP”) may be deemed to have beneficial ownership of the common shares held by Kelso Investment Associates X, L.P. (“KIA”) and KSN Fund X, L.P. (“KSN”) because Kelso LP is the general partner of each of KIA and KSN, and Kelso GP is the general partner of Kelso LP. Each of Kelso LP and Kelso GP disclaim beneficial ownership of all of the securities owned of record, or deemed beneficially owned by KIA or KSN, and inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for any purpose.
(2) Each of the following may be deemed to have beneficial ownership of the common shares held by WP Windstar: Warburg Pincus (Callisto) Global Growth (Cayman), L.P., Warburg Pincus (Europa) Global Growth (Cayman), L.P., Warburg Pincus Global Growth-B (Cayman), L.P., Warburg Pincus Global Growth-E (Cayman), L.P., Warburg Pincus Global Growth Partners (Cayman), L.P., and WP Global Growth Partners (Cayman), L.P. (collectively, the “WP Global Growth Funds”) and Warburg Pincus Financial Sector (Cayman), L.P., Warburg Pincus Financial Sector-D (Cayman), L.P., and Warburg Pincus Financial Sector Partners (Cayman), L.P. (collectively, the “WP Financial Sector Funds”), each a Cayman Islands exempted company with limited liability that holds the equity interests of WP Windstar; Warburg Pincus (Cayman) Global Growth GP, L.P., a Cayman

Islands exempted limited partnership (“WPGG Cayman GP”) and the general partner of each of the WP Global Growth Funds; Warburg Pincus (Cayman) Global Growth GP LLC, a Delaware limited liability company (“WPGG Cayman GP LLC”) and the general partner of WPGG Cayman GP; Warburg Pincus (Cayman) Financial Sector GP, L.P., a Cayman Islands exempted limited partnership (“WPFS Cayman GP”) and the general partner of each of the WP Financial Sector Funds; Warburg Pincus (Cayman) Financial Sector GP LLC, a Delaware limited liability company (“WPFS Cayman GP LLC”) and the general partner of WPFS Cayman GP; Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WPP II Cayman”) and the managing member of WPGG Cayman GP LLC and WPFS Cayman GP LLC; Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company (“WP Bermuda GP”) and the general partner of WPP II Cayman; and Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages the WP Global Growth Funds and WP Financial Sector Funds. Parties listed above are collectively referred to as the “Warburg Pincus Reporting Persons”. Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of all of the securities owned of record, or deemed beneficially owned by WP Windstar, and inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for any purpose.

All percentages in this Item 5 are calculated are based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, filed on November 10, 2020.

(b) The information set forth in items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c) On February 16, 2021, Arch Re Bermuda sold common shares to the persons listed below, in each case in a private sale at a price per share equal to $34.66 (which was the closing price of the common shares of the Issuer on February 12, 2021, on the Nasdaq Global Select Market):

–230,400 common shares to WP Windstar Investments Ltd.
–204,153 common shares to Kelso Investment Associates X, L.P.
–22,459 common shares to KEP X, LLC
–3,788 common shares to KSN Fund X, L.P.
(d) No person has the power to direct the receipt of dividends from or the proceeds from the sale of, the common shares of the Issuer beneficially owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information contained in Items 3, 4 and 5 above is incorporated herein by reference. Except as described in Items 3, 4 and 5 above, to each Reporting Person's knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement dated as of February 18, 2021
99.2
Agreement and Plan of Merger, dated as of October 9, 2020, by and among Watford Holdings Ltd., Arch Capital Group Ltd. and Greysbridge Ltd. as amended (Incorporated by reference to Annex A of the Preliminary Proxy Statement (Amendment No. 2) on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on February 8, 2021 (the “Proxy Statement”))

99.3
Amendment No. 1 to Agreement and Plan of Merger, dated as of November 2, 2020, by and among Watford Holdings Ltd., Arch Capital Group Ltd. and Greysbridge Ltd. (Incorporated by reference to Annex A to the Proxy Statement)

99.4	Assignment and Assumption Agreement effective as of November 2, 2020, between Arch Capital Group Ltd. and Greysbridge Holdings Ltd.
99.5
Voting and Support Agreement, dated as of October 9, 2020, by and among Watford Holdings Ltd., Arch Reinsurance Ltd. and Gulf Reinsurance Ltd. (Incorporated by reference to Annex B to the Proxy Statement)

99.6	Waiver to Voting and Support Agreement dated as of February 16, 2021, by and among Watford Holdings Ltd., Arch Reinsurance Ltd. and Gulf Reinsurance Ltd.
99.7	Amended and Restated Interim Investors Agreement dated as of February 16, 2021, by and among Arch Reinsurance Ltd., Kelso Investment Associates X, L.P., and WP Windstar Investments Ltd.
99.8	Equity commitment letter between Arch Reinsurance Ltd. and Greysbridge Holdings Ltd. dated as of February 16, 2021
99.9	Purchase Agreement dated as of February 16, 2021 between Arch Reinsurance Ltd. and WP Windstar Investments Ltd.
99.10	Purchase Agreement dated as of February 16, 2021 between Arch Reinsurance Ltd. and Kelso Investment Associates X, L.P., KEP X, LLC, and KSN Fund X, L.P.
99.11	Participant Agreement dated as of September 3, 2020 among Kelso & Company, Warburg Pincus LLC and Arch Capital Group Ltd.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARCH CAPITAL GROUP LTD.

Date: February 19, 2021	By:	/s/ François Morin
	Name:	François Morin
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

ARCH REINSURANCE LTD.

	By:	/s/ Jerome Halgan
	Name:	Jerome Halgan
	Title:	Chief Executive Officer

GULF REINSURANCE LIMITED

	By:	/s/ Roderick Romeo
	Name:	Roderick Romeo
	Title:	Director

GREYSBRIDGE HOLDINGS LTD.

	By:	/s/ Pierre Jal
	Name:	Pierre Jal
	Title:	Director

GREYSBRIDGE LTD.

	By:	/s/ Pierre Jal
	Name:	Pierre Jal
	Title:	Director